Exhibit 99.1

Lufax Reports Third Quarter 2020 Unaudited Financial Results

SHANGHAI, China, December 2, 2020 -- Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•	Total income increased by 10.5% to RMB13,076 million (US$1,926 million) in third quarter of 2020 from RMB11,838 million in the same period of 2019.
•	Net profit decreased by 36.8% to RMB2,157 million (US$318 million) in third quarter of 2020 from RMB3,414 million in the same period of 2019, mainly due to the impact of a non-recurring expense.
•

Non-IFRS adjusted net profit, excluding a non-recurring expense of RMB1,326 million (US$195 million) recognized in September 2020 in relation to the Company’s C-round convertible notes restructuring prior to its initial public offering, increased by 2.0% to RMB3,483 million (US$513 million) in the third quarter of 2020 from RMB3,414 million in the same period of 2019.

(In millions except percentages, unaudited)	Three Months Ended September 30,
	2019	2020		YoY
	RMB	RMB	USD
Total income	11,838	13,076	1,926	10.5%
Total expense	(7,147)	(9,455)	(1,393)	32.3%
Net profit	3,414	2,157	318	-36.8%
Non-IFRS adjusted net profit[1]	3,414	3,483	513	2.0%
Net Margin	28.8%	16.5%	16.5%	-42.7%
Non-IFRS adjusted net margin[1]	28.8%	26.6%	26.6%	-7.6%

Third Quarter 2020 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 21.4% to RMB535.8 billion (US$78.9 billion) as of September 30, 2020 from RMB441.2 billion as of September 30, 2019.
•	Cumulative number of borrowers increased by 16.7% to approximately 14 million as of September 30, 2020 from approximately 12 million as of September 30, 2019.
•	New loans facilitated increased by 7.7% to RMB147.8 billion (US$21.8 billion) in the third quarter of 2020 from RMB137.2 billion in the same period of 2019.
•	During the third quarter, 74.1% of new loans facilitated were disbursed to the Company’s core segment of small business owners, up from 61.3% in the same period of 2019.

[1]	Please refer to “UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS” for reconciliation between IFRS and non-IFRS metrics.

•

As planned and in line with the Company’s interpretation of the court guidelines on Loan Prime Rate pricing announced in August, Lufax adjusted its Annual Percentage Rates (or APRs) to ensure that the all-in costs for new borrowers remained below 24%, from September 4th of this year. As a result, the Company’s retail credit facilitation revenue take rate declined from 10.4% a year ago to 9.4% for the third quarter of 2020.

•

Flow rates[2] for the general unsecured loans the Company had facilitated that became delinquent for 1 to 89 day were 0.5% in September 2020, as compared to 1.0% during the peak of COVID-19 pandemic in China in February 2020.

•

Flow rates for the secured loans the Company had facilitated that became delinquent for 1 to 89 days were 0.1% in September 2020, as compared to 0.7% during the peak of COVID-19 pandemic in China in February 2020.

•

Days past due (DPD) 30+ delinquency rate[3] for general unsecured loans improved to 2.5% as of September 30, 2020 from 3.3% as of June 30, 2020. DPD 30+ delinquency rate for secured loans improved to 0.9% as of September 30, 2020 from 1.4% as of June 30, 2020.

•

DPD 90+ delinquency rate for general unsecured loans improved to 1.5% as of September 30, 2020 from 2.1% as of June 30, 2020. DPD 90+ delinquency rate for secured loans improved to 0.5% as of September 30, 2020 from 0.9% as of June 30, 2020.

Wealth management business:

•	Total number of registered users grew to 45 million as of September 30, 2020 from 43 million as of September 30, 2019.
•	Total number of active investors grew to 13 million as of September 30, 2020 from 12 million as of September 30, 2019.
•	Total client assets grew to RMB378.3 billion (US$55.7 billion) as of September 30, 2020 from RMB350.9 billion as of September 30, 2019.
•

Client assets in the Company’s current products (excluding legacy products4) increased by 61.6% to RMB346.0 billion (US$51.0 billion) as of September 30, 2020 from RMB214.1 billion as of September 30, 2019.

•	As of September 30, 2020, legacy products accounted for 8.5% of total client assets, down from 39.0% a year ago.

[2]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

[3]	DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans.
[4]

Legacy products refer to a variety of products and related services that the Company has historically offered but no longer offers, primarily due to shifts in strategy and regulatory requirements. Legacy products are primarily comprised of certain types of structured alternative products originated from financial institutions and peer-to-peer platforms.

•

During the third quarter, the Company’s wealth management take rate[5] for current products increased by 6.4bps year over year to 36.6bps. However, when including legacy products, the total take rate of the Company’s wealth management platform decreased to 56.6bps from 88.0bps in the same period of 2019.

•	12-month investor retention rate as of September 30, 2020 remained high at 95.2%, as compared with 91.6% as of September 30, 2019.
•	Contribution to total client assets from customers with investments of more than RMB 300,000 on the Company’s platform increased to 77.5% as of September 30, 2020 from 73.1% as of September 30, 2019.

Mr. Gregory Gibb, Chief Executive Officer of Lufax, commented, “We delivered solid results in the third quarter of 2020, with our balance of loans facilitated growing by 21.4% year over year to RMB 535.8 billion. Also, the leading indicators for risk performance on our lending platform (i.e. flow rates) returned to their pre-COVID-19 levels. As planned, we also continued to make progress in establishing a more sustainable risk-sharing business model with our funding partners during the quarter. On the wealth management front, our client assets grew by 7.8% year over year to RMB 378.3 billion, among which the current product portion grew by 61.6% year over year to RMB 346.0 billion. From a broader perspective, we continue to observe market concerns across the regulatory landscape for Fintech companies in China as well as the tightening of regulatory controls. As such, we remain vigilant and are ready to comply with any new regulatory requirements.”

Mr. James Zheng, Chief Financial Officer of Lufax, commented, “We delivered solid financial results in the third quarter of 2020. During the period, our total income was 13.1 billion, up by 10.5% year over year, while our net profit was 2.2 billion, down by 36.8% year over year. Excluding non-recurring charges of 1.3 billion related to our C-round convertible note restructuring, our adjusted net profit was 3.5 billion in the third quarter, an increase of 2.0% year over year. We achieved these solid financial results during a period in which we were dealing with the residual impacts of COVID-19, transitioning our business to a more balanced risk-sharing model, and adjusting our Annual Percentage Rates (or APRs) to keep the all-in costs for new borrowers below 24%. Our strong performance in spite of these changes is a testament to both the resilience of our business model and stability of our earnings.”

Third Quarter 2020 Financial Results

TOTAL INCOME

Total income increased by 10.5% to RMB13,076 million (US$1,926 million) in the third quarter of 2020 from RMB11,838 million in the same period of 2019.  The Company’s revenue mix changed with the evolution of its business model as it started to gradually bear more credit risks and increased funding from those consolidated trust plans that offered lower funding costs.

•

Technology platform-based income decreased by 6.9% to RMB9,910 million (US$1,460 million) in the third quarter of 2020 from RMB10,644 million in the same period of 2019, due to the decreases in retail credit facilitation service fees and wealth management transaction and service fees.

[5]

The take rate is calculated as a percentage of the fees collected from third-party asset providers and platform investors by the Company and the affiliated company, which the Company intends to acquire a majority interest in, over the corresponding average client assets generated through the Company’s platform.

o

Retail credit facilitation service fees decreased by 5.9% to RMB9,420 million (US$1,387 million) in the third quarter of 2020 from RMB10,011 million in the same period of 2019, mainly due to: (i) continued evolution of the Company’s revenue model; (ii) early repayment by borrowers; and (iii) adjustments in product prices.

o

Wealth management transaction and service fees decreased by 22.7% to RMB490 million (US$72 million) in the third quarter of 2020 from RMB633 million in the same period of 2019, mostly because the Company ceased the offering of its legacy products. Meanwhile, wealth management transaction and service fees from current products increased by 122.3% to RMB249 million (US$37 million) in the third quarter of 2020 from RMB112 million in the same period of 2019.

•

Net interest income increased by 214.6% to RMB2,419 million (US$356 million) in the third quarter of 2020 from RMB769 million in the same period of 2019, mainly as a result of the Company’s increased usage of trust funding channels.

•

Guarantee income increased by 88.2% to RMB175 million (US$26 million) in the third quarter of 2020 from RMB93 million in the same period of 2019, primarily due to the increase in the loans that the Company bears credit risk.

•	Investment income decreased by 4.5% to RMB107 million (US$16 million) in the third quarter of 2020 from RMB112 million in the same period of 2019.

TOTAL EXPENSES

Total expenses increased by 32.3% to RMB9,455 million (US$1,393 million) in the third quarter of 2020 from RMB7,147 million in the same period of 2019. Expenses excluding impairment losses and financing costs increased by 6.6% to RMB6,851 million (US$1,009 million) in the third quarter of 2020 from RMB6,429 million in the same period of 2019.

•	Sales and marketing expenses increased by 14.3% to RMB4,309 million (US$635 million) in the third quarter of 2020 from RMB3,770 million in the same period of 2019.
o

Borrower acquisition expenses increased by 28.9% to RMB2,790 million (US$411 million) in the third quarter of 2020 from RMB2,164 million in the same period of 2019, mostly due to: (i) an increase in the outstanding balance of off–balance sheet loans facilitated; and (ii) a material increase in expenses related to loans of prior vintage facilitated, whose costs are amortized over the lifetime of loans.

o

Investor acquisition and retention expenses decreased by 24.1% to RMB198 million (US$29 million) in the third quarter of 2020 from RMB261 million in the same period of 2019, mostly due to the improvement in the Company’s investor acquisition efficiency.

o

General sales and marketing expenses decreased by 1.7% to RMB1,321 million (US$195 million) in the third quarter of 2020 from RMB1,344 million in the same period of 2019, primarily due to: (i) the governmental relief of social security costs as a result of COVID-19; and (ii) the suspension of business operations across China during COVID-19 pandemic.

•

General and administrative expenses decreased by 3.7% to RMB642 million (US$95 million) in the third quarter of 2020 from RMB667 million in the same period of 2019 as a result of the Company’s expense control measures.

•

Operation and servicing expenses increased by 5.4% to RMB1,562 million (US$230 million) in the third quarter of 2020 from RMB1,482 million in the same period of 2019, primarily due to: (i) growth in the outstanding balance of loans facilitated; and (ii) increased payment processing expenses as a result of the expanded loan repayment volume. The increase was partially offset by efficiency improvements in the loan approval and collection process as a result of the Company’s utilization of artificial intelligence.

•	Technology and analytics expenses decreased by 9.1% to RMB482 million (US$71 million) in the third quarter of 2020 from RMB530 million in the same period of 2019, mostly due to improved efficiency.
•

Credit impairment losses increased by 125.6% to RMB952 million (US$140 million) in the third quarter of 2020 from RMB422 million in the same period of 2019, mainly driven by: (i) increased credit risk exposure as a result of the loans that the Company bears credit risk; and (ii) increased credit impairment losses related to accounts and other receivables and contract assets due to the increased new off-balance sheet loans as well as the negative impact of COVID-19.

•

Finance costs increased by 456.2% to RMB1,652 million (US$243 million) in the third quarter of 2020 from RMB297 million in the same period of 2019, mostly due to a non-recurring expense of RMB1,326 million (US$195 million) recognized in September 2020 in relation to the Company’s C-round convertible notes restructuring.

NET PROFIT

Net profit was RMB2,157 million (US$318 million) in the third quarter of 2020, as compared to RMB3,414 million in the same period of 2019. Non-IFRS adjusted net profit, excluding the non-recurring expense of RMB1,326 million (US$195 million) recognized in relation to the Company’s C-round convertible notes restructuring, was RMB3,483 million (US$513 million) in the third quarter of 2020, as compared to RMB3,414 million in the same period of 2019.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were both RMB1.01 (US$0.15) in the third quarter of 2020. In comparison, basic and diluted earnings per ADS were both RMB1.58 in the same period of 2019.

Adjusted basic and diluted earnings per ADS were both RMB1.62 (US$0.24) in the third quarter of 2020. In comparison, adjusted basic and diluted earnings per ADS were both RMB1.58 in the same period of 2019. Two ADSs represent one of the Company’s ordinary shares.

BALANCE SHEET

The Company had RMB14,377 million (US$2,118 million) in cash at bank as of September 30, 2020, as compared to RMB7,352 million as of December 31, 2019.

Business Outlook

For the full year of 2020, the Company expects new loan sales to be in the range of RMB558 billion to RMB568 billion, year-end client assets to be in the range of RMB395 billion to RMB420 billion, total income to be in the range of RMB51.0 billion to RMB51.5 billion, and non-IFRS adjusted net profit, which excludes the non-recurring C-round convertible notes restructuring expense, to be in the range of RMB13.2 billion to RMB13.4 billion. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call Information

The Company will hold an earnings conference call at 8:00 P.M. U.S. Eastern Time on Tuesday, December 1, 2020 (9:00 A.M. Beijing Time on Wednesday, December 2, 2020) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: http://www.directeventreg.com/registration/event/7557988

A replay of the conference call will be accessible through December 8, 2020 (dial-in numbers: +1 (800) 585-8367 or +1 (416) 621-4642; conference ID: 7557988). A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax's goals and strategies; Lufax's future business development, financial condition and results of operations; expected changes in Lufax's income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax' expectations regarding demand for, and market acceptance of, its services; Lufax's expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

Lufax uses non-IFRS measures including adjusted net profit, adjusted net margin and adjusted basic and diluted earnings per ADS, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Lufax believes that adjusted net profit help identify underlying trends in the Company’s business by excluding the impact of non-recurring expense related to C-round convertible notes restructuring. The Non-IFRS adjusted net margin is calculated by dividing net profit excluding non-recurring expense related to C-round convertible notes restructuring by total income. Non-IFRS basic and diluted earnings per ADS represents basic and diluted earnings per ADS calculated by dividing non-IFRS net income attributable to Lufax, which is adjusted for non-recurring expense related to C-round convertible notes restructuring, by the weighted average number of ordinary shares expressed in ADS.

Lufax believes that adjusted net profit, adjusted net margin and adjusted basic and diluted EPS per ADS provide useful information about the Company’s operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by Lufax’s management in its financial and operational decision-making.

Non-IFRS adjusted net profit, adjusted net margin and basic and diluted EPS per ADS are not defined under IFRS and are not presented in accordance with IFRS. This Non-IFRS financial measures have limitations as analytical tool, and when assessing the Company’s operating performance, cash flows or its liquidity, investors should not consider them in isolation, or as a substitute for net profit, net margin or other consolidated statements of comprehensive income data prepared in accordance with IFRS. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this Non-IFRS financial measures, please see the table captioned “UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS” set forth at the end of this press release.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR Inc.

Jack Wang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	10,644,280	9,909,716	1,459,543	31,151,238	31,362,840	4,619,247
Retail credit facilitation service fees	10,011,057	9,419,963	1,387,411	29,026,050	30,173,838	4,444,126
Wealth management transaction and service fees	633,223	489,753	72,133	2,125,188	1,189,002	175,121
Net interest income	768,607	2,419,021	356,283	2,940,338	5,417,227	797,871
Guarantee income	93,191	175,170	25,800	407,161	345,636	50,907
Other income	206,831	409,171	60,264	536,069	1,064,779	156,825
Investment income	111,856	107,124	15,778	211,387	553,895	81,580
Share of net profits of investments accounted for using the equity method	13,580	56,011	8,250	38,584	15,364	2,263
Total income	11,838,345	13,076,213	1,925,919	35,284,777	38,759,741	5,708,693
Sales and marketing expenses	(3,769,599)	(4,308,549)	(634,581)	(10,877,846)	(12,928,843)	(1,904,213)
General and administrative expenses	(666,983)	(641,771)	(94,523)	(2,186,314)	(1,989,484)	(293,019)
Operation and servicing expenses	(1,482,164)	(1,562,413)	(230,119)	(3,979,157)	(4,381,019)	(645,254)
Technology and analytics expenses	(529,997)	(482,211)	(71,022)	(1,394,472)	(1,330,888)	(196,019)
Credit impairment losses	(421,891)	(951,695)	(140,170)	(892,046)	(2,050,499)	(302,006)
Asset impairment losses	(62)	-	-	-	-	-
Finance costs	(296,787)	(1,652,346)	(243,364)	(1,126,839)	(2,539,693)	(374,056)
Other gains/(losses) - net	20,242	144,163	21,233	210,169	189,842	27,960
Total expenses	(7,147,241)	(9,454,822)	(1,392,546)	(20,246,505)	(25,030,584)	(3,686,607)
Profit before income tax expenses	4,691,104	3,621,391	533,373	15,038,272	13,729,157	2,022,086
Income tax expenses	(1,276,882)	(1,464,193)	(215,652)	(4,145,938)	(4,300,400)	(633,380)
Net profit for the period	3,414,222	2,157,198	317,721	10,892,334	9,428,757	1,388,706

Net profit/(loss) attributable to:
Owners of the Group	3,420,838	2,184,179	321,695	10,904,677	9,467,681	1,394,439
Non-controlling interests	(6,616)	(26,981)	(3,974)	(12,343)	(38,924)	(5,733)
Net profit for the period	3,414,222	2,157,198	317,721	10,892,334	9,428,757	1,388,706

Other comprehensive income/(loss), net of tax:
Exchange differences on translation of foreign operations	(360,392)	(790,487)	(116,426)	(435,467)	(944,645)	(139,131)
Total comprehensive income for the period	3,053,830	1,366,711	201,295	10,456,867	8,484,112	1,249,575

Total comprehensive income/(loss) attributable to:
Owners of the Company	3,060,446	1,394,658	205,411	10,469,210	8,523,036	1,255,308
Non-controlling interests	(6,616)	(27,947)	(4,116)	(12,343)	(38,924)	(5,733)
Total comprehensive income for the period	3,053,830	1,366,711	201,295	10,456,867	8,484,112	1,249,575

Earnings per share
-Basic and diluted earnings per share	3.15	2.01	0.30	10.03	8.71	1.28
-Basic and diluted earnings per ADS	1.58	1.01	0.15	5.02	4.36	0.64

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	USD
Assets
Cash at bank	7,352,394	14,376,509	2,117,431
Restricted cash	24,602,779	19,120,967	2,816,214
Financial assets at fair value through profit or loss	18,583,056	26,615,157	3,919,989
Financial assets at amortized cost	8,623,012	6,997,231	1,030,581
Financial Assets purchased under reverse repurchase agreements	-	1,705,057	251,128
Accounts and other receivables and contract assets	26,296,438	24,663,814	3,632,587
Loans to customers	47,498,512	99,706,472	14,685,176
Deferred tax assets	3,000,156	2,903,685	427,667
Property and equipment	517,237	417,691	61,519
Investments accounted for using the equity method	434,770	490,457	72,237
Intangible assets	1,896,575	1,882,149	277,211
Right-of-use assets	914,960	1,055,260	155,423
Goodwill	9,046,830	9,046,830	1,332,454
Other assets	766,795	723,014	106,487
Total assets	149,533,514	209,704,293	30,886,104
Liabilities
Payable to platform users	15,344,417	8,845,775	1,302,842
Borrowings	2,989,862	10,018,803	1,475,610
Current income tax liabilities	1,264,027	1,707,328	251,462
Accounts and other payables and contract liabilities	4,826,010	6,228,174	917,311
Payable to investors of consolidated structured entities	47,243,050	92,375,173	13,605,393
Financial guarantee liabilities	242,749	553,672	81,547
Deferred tax liabilities	5,311,972	5,682,917	837,003
Lease liabilities	939,089	1,073,343	158,086
Convertible promissory note payable	10,014,377	10,334,729	1,522,141
Convertible redeemable preferred shares	10,258,898	336,462	49,555
Optionally convertible promissory notes	-	7,762,475	1,143,289
Automatically convertible promissory notes	-	1,393,954	205,307
Other liabilities	2,953,646	2,418,619	356,224
Total liabilities	101,388,097	148,731,424	21,905,770
Equity
Share capital	69	69	10
Share premium	14,113,311	14,113,311	2,078,666
Treasury shares	(2)	(2)	(0)
Other reserves	4,582,291	6,416,102	944,990
Retained earnings	29,345,949	38,813,630	5,716,630
Total equity attributable to owners of the Company	48,041,618	59,343,110	8,740,296
Non-controlling interests	103,799	1,629,759	240,038
Total equity	48,145,417	60,972,869	8,980,334
Total liabilities and equity	149,533,514	209,704,293	30,886,104

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	1,339,540	5,022,897	739,793	3,288,986	9,499,366	1,399,105
Net used in investing activities	(5,853,996)	(9,458,344)	(1,393,064)	(4,147,639)	(9,827,415)	(1,447,422)
Net cash generated from/(used in) financing activities	1,095,522	3,112,378	458,404	(3,100,813)	6,856,221	1,009,812
Effects of exchange rate changes on cash and cash equivalents	136,797	196,795	28,985	138,813	187,626	27,635
Net increase/(decrease) in cash and cash equivalents	(3,282,137)	(1,126,274)	(165,882)	(3,820,653)	6,715,798	989,130
Cash and cash equivalents at the beginning of the period	18,037,574	15,154,133	2,231,962	18,576,090	7,312,061	1,076,950
Cash and cash equivalents at the end of the period	14,755,437	14,027,859	2,066,080	14,755,437	14,027,859	2,066,080

LUFAX HOLDING LTD

UNAUDITED Reconciliation of IFRS and Non-IFRS Results

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net profit	3,414,222	2,157,198	317,721	10,892,334	9,428,757	1,388,706
Add: Non-recurring expense related to C- round convertible notes restructuring	-	1,326,007	195,300	-	1,326,007	195,300
Non-IFRS adjusted net profit	3,414,222	3,483,205	513,021	10,892,334	10,754,764	1,584,006

Total income	11,838,345	13,076,213	1,925,919	35,284,777	38,759,741	5,708,693

Net margin	28.8%	16.5%	16.5%	30.9%	24.3%	24.3%
Non-IFRS adjusted net margin	28.8%	26.6%	26.6%	30.9%	27.7%	27.7%

Basic and diluted earnings per ADS	1.58	1.01	0.15	5.02	4.36	0.64
Add: Non-recurring expense related to C- round convertible notes restructuring	-	0.61	0.09	-	0.61	0.09
Non-IFRS adjusted basic and diluted earnings per ADS	1.58	1.62	0.24	5.02	4.97	0.73